Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(Amendment No. 4)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

PERFECT WORLD CO., LTD.
(Name of the Issuer)

Perfect World Co., Ltd.
Mr. Michael Yufeng Chi
Perfect Human Holding Company Limited
Perfect Peony Holding Company Limited
Perfect World Merger Company Limited
(Names of Persons Filing Statement)

Ordinary Shares, par value US$0.0001 per share American Depositary Shares, each representing five Class B Ordinary Shares
(Title of Class of Securities)

71372U104
(CUSIP Number)(1)

(1)
This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing five class B ordinary shares.

Perfect World Co., Ltd. Perfect World Plaza, Tower 306 86 Beiyuan Road, Chaoyang District Beijing 100101, People's Republic of China Telephone: +86 10 5780-5700	Mr. Michael Yufeng Chi
Perfect Human Holding Company Limited
Perfect Peony Holding Company Limited
Perfect World Merger Company Limited
19/F, Perfect World Plaza, Tower 306
86 Beiyuan Road, Chaoyang District
Beijing 100101, People's Republic of China
Telephone: +86 10 5780-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Peter X. Huang, Esq.
Daniel Dusek, Esq.
Skadden, Arps, Slate,
Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jianguomenwai Avenue
Chaoyang District,
Beijing 100004
People's Republic of China
Telephone: +86 10 6535-5577	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong Telephone: +852 3740-4700	Jeffrey J. Sun, Esq. Richard Vernon Smith, Esq. Orrick, Herrington & Sutcliffe LLP 47th Floor, Park Place 1601 Nanjing Road West, Shanghai 200040 People's Republic of China Telephone: +86 21 6109-7000

Dan Ouyang, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
Unit 2901, 29F, Tower C, Beijing Yintai Centre
No. 2 Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People's Republic of China
Telephone: +86 10 6529-8300

This statement is filed in connection with (check the appropriate box):

a
☐  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b
☐  The filing of a registration statement under the Securities Act of 1933.

c
☐  A tender offer

d
☒  None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transactional Valuation*	Amount of Filing Fee**
US$868,752,049.98	US$100,948.99

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$4.04 for 208,135,870 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction plus (b) the product of 19,697,320 ordinary shares issuable under all outstanding options, whether or not vested and exercisable, multiplied by US$1.42 per share (which is the difference between US$4.04 per share merger consideration and the weighted average exercise price of US$2.62 per share ((a) and (b) together, the "Transaction Valuation")).

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.0001162.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$100,943.26	Filing Party: Perfect World Co., Ltd.
Form or Registration No.: Schedule 13e-3	Date Filed: May 15, 2015

		Page
Item 15	Additional Information	2
Item 16	Exhibits	3

i

INTRODUCTION

        This Amendment No. 4 (this "Amendment") to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Perfect World Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, consisting of Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share (each, a "Share"), including the Shares represented by the American depositary shares ("ADSs"), each representing five Class B ordinary shares of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Michael Yufeng Chi, the founder and chairman of the board of directors of the Company (the "Chairman"); (c) Perfect Human Holding Company Limited, a British Virgin Islands company controlled by the Chairman ("Perfect Human"); (d) Perfect Peony Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent") and a wholly owned subsidiary of Perfect Human; and (e) Perfect World Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent ("Merger Sub").

        The Transaction Statement relates to the agreement and plan of merger dated as of April 26, 2015 (the "Merger Agreement"), by and among the Company, Parent and Merger Sub, pursuant to which the Merger Sub was merged with and into the Company with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the "Merger").

        This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

        All information contained in this final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 15    Additional Information

        The disclosure under Item 15 required by Item 1011(c) of Regulation M-A is as follows:

        On July 28, 2015, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Hong Kong time) at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen's Road, Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the "Cayman Registrar") in connection with the Merger (the "Plan of Merger") and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including the Merger, and authorized each of the members of the special committee of the board of directors of the Company, the chief executive officer of the Company and the chief financial officer of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

        On July 28, 2015, the Company and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of July 28, 2015, pursuant to which the Merger became effective on July 28, 2015. As a result of the Merger, the Company will continue its operations as a wholly owned subsidiary of Parent.

        At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$4.04 and each issued and outstanding ADS was cancelled in exchange for the right to receive US$20.20, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Shares held by Perfect Human and the Shares held by Parent, the Company or any of their subsidiaries (including such Shares represented by ADSs) immediately prior to the Effective Time, which were cancelled and ceased to exist without payment of any consideration or distribution therefor, and (b) the Shares owned by holders of such Shares who had validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the "Cayman Islands Companies Law"), which were cancelled and ceased to exist in exchange for the right to receive payment of the fair value of such Shares as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Law.

        At the Effective Time, each option to purchase Shares granted under the Company's Amended and Restated Share Incentive Plan, effective November 14, 2009, the Company's 2010 Share Incentive Plan and the Company's 2013 Share Incentive Plan, as amended and supplemented, that was outstanding immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled and entitled the former holder thereof to receive an amount equal to the product of (a) the excess, if any, of US$4.04 over the per share exercise price of such option and (b) the number of Shares (including Shares represented by ADSs) underlying such option, in cash, without interest and net of any applicable withholding taxes.

        As a result of the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market. In addition, 90 days after the filing of Form 25 in connection with the Transactions, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Shares underlying them will become effective and the reporting obligations of the Company under the Exchange Act will be terminated. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16    Exhibits

(a)-(1)**	Proxy Statement of the Company dated June 25, 2015 (the "Proxy Statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Depositary's Notice, incorporated herein by reference to Annex H to the Proxy Statement.
(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex I to the Proxy Statement.
(a)-(6)	Press Release issued by the Company, dated April 26, 2015, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on April 27, 2015.
(a)-(7)	Press Release issued by the Company, dated June 25, 2015, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on June 25, 2015.
(a)-(8)	Press Release issued by the Company, dated July 16, 2015, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on July 16, 2015.
(a)-(9)	Press Release issued by the Company, dated July 28, 2015, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on July 28, 2015.
(a)-(10)	Press Release issued by the Company, dated July 28, 2015, incorporated herein by reference to Exhibit 99.2 to the report on Form 6-K furnished by the Company to the SEC on July 28, 2015.
(b)-(1)
Debt Commitment Letter by and among China Merchants Bank Co., Ltd., New York
Branch, China Merchants Bank Co., Ltd., Offshore Banking Center, Wing Lung Bank,
Perfect Human, Parent and Merger Sub dated April 24, 2015, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed with the SEC by the
Chairman and Perfect Human on April 27, 2015.
(b)-(2)
Equity Contribution Agreement by and between Parent and Perfect Human, dated as of
April 26, 2015, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed with the SEC by the Chairman and Perfect Human on April 27, 2015.
(b)-(3)
Limited Guarantee by Perfect Human in favor of Perfect World Co., Ltd., dated as of
April 26, 2015, incorporated herein by reference to Exhibit 99.3 to Form 6-K, as amended, filed with the SEC by the Company on April 27, 2015.
(c)-(1)	Opinion of China Renaissance Securities (Hong Kong) Limited, dated April 26, 2015, incorporated herein by reference to Annex C to the Proxy Statement.
(c)-(2)	Opinion of Duff & Phelps, LLC, dated April 26, 2015, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(3)*	Discussion Materials prepared by China Renaissance Securities (Hong Kong) Limited for discussion with the special committee of the board of directors of the Company, dated April 26, 2015.

(c)-(4)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated April 26, 2015.
(d)-(1)	Agreement and Plan of Merger, dated as of April 26, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex E to the Proxy Statement.
(g)	Not applicable.

*
Previously filed on June 19, 2015.

**
Previously filed on June 25, 2015.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2015

PERFECT WORLD CO., LTD.
By	/s/ DANIEL DONG YANG Name: Daniel Dong Yang Title: Director, Chairman of the Special Committee

MICHAEL YUFENG CHI
/s/ MICHAEL YUFENG CHI Michael Yufeng Chi

PERFECT HUMAN HOLDING COMPANY LIMITED
By	/s/ MICHAEL YUFENG CHI Name: Michael Yufeng Chi Title: Director

PERFECT PEONY HOLDING COMPANY LIMITED
By	/s/ MICHAEL YUFENG CHI Name: Michael Yufeng Chi Title: Director

PERFECT WORLD MERGER COMPANY LIMITED
By	/s/ MICHAEL YUFENG CHI Name: Michael Yufeng Chi Title: Director

EXHIBIT INDEX

(a)-(1)**	Proxy Statement of the Company dated June 25, 2015 (the "Proxy Statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Depositary's Notice, incorporated herein by reference to Annex H to the Proxy Statement.
(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex I to the Proxy Statement.
(a)-(6)	Press Release issued by the Company, dated April 26, 2015, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on April 27, 2015.
(a)-(7)	Press Release issued by the Company, dated June 25, 2015, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on June 25, 2015.
(a)-(8)	Press Release issued by the Company, dated July 16, 2015, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on July 16, 2015.
(a)-(9)	Press Release issued by the Company, dated July 28, 2015, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on July 28, 2015.
(a)-(10)	Press Release issued by the Company, dated July 28, 2015, incorporated herein by reference to Exhibit 99.2 to the report on Form 6-K furnished by the Company to the SEC on July 28, 2015.
(b)-(1)
Debt Commitment Letter by and among China Merchants Bank Co., Ltd., New York
Branch, China Merchants Bank Co., Ltd., Offshore Banking Center, Wing Lung Bank,
Perfect Human, Parent and Merger Sub dated April 24, 2015, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed with the SEC by the Chairman and Perfect Human on April 27, 2015.
(b)-(2)
Equity Contribution Agreement by and between Parent and Perfect Human, dated as of
April 26, 2015, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed with the SEC by the Chairman and Perfect Human on April 27, 2015.
(b)-(3)
Limited Guarantee by Perfect Human in favor of Perfect World Co., Ltd., dated as of
April 26, 2015, incorporated herein by reference to Exhibit 99.3 to Form 6-K, as amended, filed with the SEC by the Company on April 27, 2015.
(c)-(1)	Opinion of China Renaissance Securities (Hong Kong) Limited, dated April 26, 2015, incorporated herein by reference to Annex C to the Proxy Statement.
(c)-(2)	Opinion of Duff & Phelps, LLC, dated April 26, 2015, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(3)*	Discussion Materials prepared by China Renaissance Securities (Hong Kong) Limited for discussion with the special committee of the board of directors of the Company, dated April 26, 2015.

(c)-(4)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated April 26, 2015.
(d)-(1)	Agreement and Plan of Merger, dated as of April 26, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex E to the Proxy Statement.
(g)	Not applicable.

*
Previously filed on June 19, 2015.

**
Previously filed on June 25, 2015.